Disaffiliation of Certain First-tier Subsidiaries

On June 27, 2014, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed that as a result of the sale of its equity interests in Woori Investment & Securities Co., Ltd., Woori Aviva Life Insurance Co., Ltd., and Woori FG Savings Bank, the three first-tier subsidiaries have disaffiliated from Woori Finance Holdings.

The total number of direct subsidiaries of Woori Finance Holdings has changed from 9 to 6.